May 1, 2014

Christian Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:         Capital Financial Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 21, 2014
File No. 0-25958

Dear Mr. Windsor:

This letter is in response to the Staff’s comments dated April 30, 2014 to the Capital Financial Holdings, Inc. (the “Company”) Preliminary Proxy Statement on Schedule 14A filed April 21, 2014.

General

1.	A Schedule 14A cover page and the form of Proxy have been included in the filing and the filing has been stamped “Preliminary Copies.”

Proposal 3: Abandonment of Plan of Conversion, page 12

2. 3. 4.	The section regarding Proposal 3 has been expanded and revised pursuant to the Staff’s comments so that such section now reads as follows:

“The shareholders approved a proposal to convert the Company from a North Dakota corporation to a limited liability company at the last Annual Meeting of Shareholders held June 19, 2013.

“After further consultation with professionals and due consideration of the issues described below, management has since determined that such a conversion would have a negative impact on the value of the Company and liquidity of the shares and, therefore, would not be in the best interest of the Company or its shareholders.

“The Company’s business requires registration as a broker-dealer with the securities commission of each state in which it does business.

       “Prior to the implementation of the conversion of the Company from a corporation to a limited liability company, the Company sought assurances from its regulatory bodies and the state securities regulators that the Company would be permitted to continue to do business in all current markets after the conversion to a limited liability company.  Several state regulators would not provide such assurance to the Company.  Management determined that reapplication with various state regulatory bodies as a different form of entity could create delays or non-approval of the application of the Company to do business as a broker-dealer.  Converting to a limited liability company could entail a risk that the Company would be prohibited from conducting business in several key areas for its registered representatives.  Such a risk could result in a substantial loss of revenue to the Company as well as a negative effect on its value if the Company is precluded from conducting business in a state where it has a concentration of representatives and/or a concentration of customers.  Management concluded that the Company should delay the implementation of the conversion in order to seek additional guidance from our shareholders through a shareholder vote.  Consequently, Articles of Conversion were not filed with the North Dakota Secretary of State.

“The plan of conversion has not been abandoned, but rather delayed in order to permit the Company’s shareholders to decide by shareholder vote whether to continue with or terminate the conversion.

“The Company is by this Proposal seeking shareholder approval to abandon the plan to convert the Company from a North Dakota corporation to a limited liability company and retain the status of the Company as a North Dakota corporation.

“Accordingly, the Board proposes that the plan to convert the Company from a Corporation to a limited liability company be abandoned.”

In further response to comment 4, the Company did not file Articles of Conversion with the North Dakota Secretary of State.

The Company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any further comments or require any further clarification, please provide the same to the undersigned.

Yours very truly,